82-1252

Nestlé

02042460

02 JUL -9 AM 10:58

PRESS RELEASE

SUPPL

Nestlé Global Culinary Research Centre To Open in Singen

Vevey, July 9, 2002 – The research arm of the Nestlé Group announced today that in 2003 it will open its global culinary development and technology centre in Singen (Southern Germany). This move will result in a more efficient buildup, transfer and application of knowledge and technology for culinary products worldwide within the Nestlé Group.

The initiative will bring R&D personnel, currently based at the Product Technology Centre Kemptthal (Switzerland) and the Research and Development Centre Weiding (Bavaria) onto the same site. The location of the new Product Technology Centre in Singen represents the most efficient solution for Nestlé. Germany is the Group's most important dehydrated culinary market as well as a key exporter to other European markets, and there will be significant benefits gained from having the PTC unit and the Singen factory Application Group in close proximity to each other. The new unit, called Nestlé Product Technology Centre Singen, will focus on culinary products, both dry and wet, as well as baby food. Chilled dessert product development presently in Weiding is to be transferred to Nestlé's Product Technology Centre in Lisieux (France).

As a result of these decisions, the Product Technology building in Kemptthal will be sold to Givaudan S.A., which has already purchased the Kemptthal factory. The Weiding R&D premises will remain property of Nestlé Germany.

Approximately 200 people will be impacted by this decision, with a number of employees to be reassigned to other areas of Nestlé operations. The final staffing of the new Product Technology Centre will be determined following discussions with the employees concerned, which will occur in the coming weeks. Consistent with Nestlé standard practice, the Company will search for fair and reasonable solutions for all the individuals concerned.

Overall, Nestlé expects these moves to improve and accelerate its product research and development cycle in the culinary area. The Group thus underscores the vital importance of continued innovation in this sector and its determination to leverage its R&D efforts as a key element of its worldwide culinary strategy.

dlw 7/9

PROCESSED
JUL 15 2002
THOMSON FINANCIAL

Contacts:

Media:	*François-Xavier Perroud*	*Tél.: +41-21-924 2596*
Investors:	*Roddy Child-Villiers*	*Tél.: +41-21-924 3622*